Exhibit 5

EXTRACT

FROM MINUTES № 17 OF June 27, 2003

ANNUAL SHAREHOLDERS MEETING
OPEN JOINT STOCK COMPANY
MOSKOVSKAYA TELEKOMMUNIKATSIONNAYA KORPORATSIYA

            Number of shareholders:

            25, number of votes that shareholders  - owners of common nominal stock have is 1.500 (Fifteen Hundred).
            Number of votes, that shareholders participating in the Meeting have is  1.500 (100% of charter capital).

AGENDA:

5. Election of the General Director.

V. RESOLVED on item 5:

5.1. Elect

Mr. Aram Sarkisovich Grigoryan

            General Director of OAO "Moskovskaya Telekommunikatsionnaya Korporatsiya" for 1 (0ne) year term.

            5.2. Have Chairman of the Board execute on behalf of the company an Employment contract with the General Director.

            VOTING:  In favor - unanimously

Extract correct

/s/ A.S. Grigoyan
A.S.Grigoryan
General Director

ОАО Moskovskaya Telekommunikatsionnaya Korporatsiya

March 3,  2004